SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market that, in addition to the Press Release dated February 10, 2022, and Form 6-Ks dated March 9 and April 14, 2022, that, with respect to the capital increase in Madeira Energia S.A. ('MESA") of up to R$1,582,551,386.00 ("Capital Increase"), as approved in the MESA extraordinary shareholders’ meeting on April 29, 2022, the board of directors of Furnas Centrais Elétricas S.A. ("Furnas") approved, on May 24, 2022, and our board of directors approved today (i) the full exercise and payment by Furnas of its subscription rights in connection with 5,494,950,237 new MESA shares; and (ii) the subscription and payment by Furnas of any remaining new MESA shares that have not been subscribed for by the other shareholders by such date (the "Remaining Shares").

Furnas will exercise its pre-emptive right to subscribe for its portion of new MESA shares by May 31, 2022 and, as approved at the meeting, will effect payment within two business days of the subscription date. Furnas informed the Company that Furnas expects to receive the notification from MESA in connection with the availability of the Remaining Shares by June 7, 2022, and, accordingly, to effect payment within two business days of the subscription date.

The terms of Furnas' first debenture issuance dated November 25, 2019 provide that the Capital Increase relating to the arbitral proceeding CCI 21,511/ASM is subject to the approval of the debenture holders. Furnas called an initial general meeting of debentures holders for May 30. 2022, to obtain the required approval.

The Company and Furnas are attempting to obtain that approval. However, in the event Furnas fails to obtain that approval on May 30. 2022, or at a subsequent meeting, the debt will be deemed to be in default, which, in turn, may result in a material adverse effect in Furnas and in the Company because of the default or cross default of their debts.

Additionally, on March 31, 2022, Furnas' total indebtedness totaled R$7,034.3 million, and the indebtedness of the Company totaled R$41,638.8 million.

The Company will inform the market about these matters in accordance with its regulatory requirements.

Rio de Janeiro, May 27, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.